Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 543/4-11-2003

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a change in the equity stakes owned by the Hellenic Republic & DEKA S.A. as a shareholder of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice 31/10/03.

11/10

Not for publication or distribution in the United States, Canada, Japan or Australia.

Equity Stakes

The Hellenic Republic as per its letter dated 31/10/2003 to the Athens Stock Exchange announces the following change in the percentage of the Share Capital of the Public Power Corporation S.A., pursuant to Presidential Decree 51/92.

This change arises from the sale through a combined offer in Greece and abroad of 36,500,000 shares of the PPC S.A. 13,300,000 shares in the ownership of the Hellenic Republic and 23,200,000 shares in the ownership of Public Enterprise of Negotiable Securities S.A. (D.E.K.A S.A.).

Listed Company Concerned: PPC S.A.
Announcing Party: The Hellenic Republic & D.E.K.A. S.A.
Security type: Shares with voting rights
Percentage Change: Directly
Percentage of Voting Rights: Before the change: 67.22%,
After the change: 51.49%
Number of Shares with Voting rights: Before the change: 155,948,131
After the change: 119,448,131
Percentage of Share Capital: Before the change: 67.22%,
After the Change: 51.49%
Total Number of Shares per Share type: 232,000,000
Date of Transaction: 30 Oct. 2003
Date of announcement of the Transaction to the Party concerned: 30 Oct. 2003
Date of announcement of the Transaction to the ASE: 31 Oct. 2003

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company or the selling shareholder and will contain detailed information about the Company and management, as well as financial statements.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated persons etc")of the Financial and Service Markets Act 2000 (Financial Promotions Order 2001) as amended or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA.